388 Greenwich Street

New York, NY 10013

August 3, 2016

VIA EDGAR CORRESPONDENCE
Ms. Era Anagnosti

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Citigroup Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 26, 2016 Definitive Proxy Statement on Schedule 14A Filed March 16, 2016 File No. 001-09924

Dear Ms. Anagnosti:

This letter sets forth the responses of Citigroup Inc. (“Citigroup” or “Citi”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 21, 2016, which letter set forth the Staff’s comments on Citi’s response, dated July 12, 2016 to the Staff’s letter dated June 28, 2016.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by our response.

Definitive Proxy Statement on Schedule 14A

Citi’s Executive Compensation Awards, page 61

1.	We note your response to comment three, but we are unable to reconcile the fact that your disclosure strongly emphasizes a methodology that utilizes the achievement of identified targets (Steps 1 and 2 in your response) while the ultimate compensation decisions appear to be based upon a loose framework or guideline, indicia of the Committee’s exercising its discretionary authority.

For example:

•	You disclose and reiterate in your response letter that the Committee first sets goals and then reviews performance against those goals, which include financial goals that are in your annual business plan. However you do not disclose what those goals are for each objective financial goal, so comparing them to the actual results on pages 63-70 does not inform an investor whether those results were above or below 10% of that unidentified goal.

•	You note on page 62 that you come up with a preliminary rating (Step 2) for each of your named executive officers, you review estimates of market ranges (Step 3), link performance to pay (Step 4) and make final adjustments (Step 5). However, you do not disclose what the preliminary amounts were or what adjustments were made at each step so a reader can follow your compensation decision-making process.

•	Your disclosure appears to indicate that the Committee exercised negative discretion with respect to Messrs. Corbat’s and Gerspach’s (pages 65-66) final compensation amounts. However, your disclosure does not indicate the amount of compensation that these named executives officers would have been otherwise entitled to and how the Committee exercised its negative discretion in accordance with Item 402(b)(2)(vi) of Regulation S-K.

While your response indicates that you use a “non-formulaic but fact-based process to communicate the Committee’s considered approach to evaluating qualitative performance criteria,” the final compensation determinations appear to have been made at the Committee’s discretion. Otherwise, even if the named executive officers’ achievement levels on particular scoreboard items do not translate formulaically to their compensation amounts, how you determined such amounts should be discussed.

In future filings, please provide more detail regarding the quantitative decisions made in Step 2 and the qualitative decisions made in Step 4 and how those decisions directly lead to certain compensation amounts. If the ultimate compensation decisions, albeit informed by the various non-formulaic factors noted in your disclosure, are determined at the Committee’s judgment/discretion, clearly state so in your future filings.

In future filings we will state explicitly that compensation decisions relating to Citi’s named executive officers, while informed by various objective, non-formulaic factors, are ultimately made in the discretion of the Personnel & Compensation Committee in the exercise of its judgment. Our disclosure, moreover, will be tailored as appropriate to reflect any changes in the Committee’s decision-making process from the process that was used for fiscal 2015 compensation decisions.

* * * * *

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach

Chief Financial Officer

/s/ Rohan Weerasinghe

Rohan Weerasinghe

General Counsel and Corporate Secretary